Filed by Empower Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Empower Ltd.

Commission File No.: 001-39599

Empower, Ltd. Announces Effectiveness of Registration Statement and Extraordinary

Meeting Date for Proposed Business Combination with Holley

Extraordinary Meeting to be held July 14, 2021

BOWLING GREEN, KY – June 24, 2021 – Empower, Ltd. (NYSE: “EMPW” “EMPW-UN” and “EMPW-WT”) (“Empower”), a publicly-traded special purpose acquisition company, today announced that the U.S. Securities and Exchange Commission (“SEC”) has declared effective its Registration Statement on Form S-4 (as amended, the “Registration Statement”), which includes a definitive proxy statement/prospectus in connection with Empower’s extraordinary general meeting of shareholders (the “Extraordinary Meeting”). At the Extraordinary Meeting shareholders of Empower will consider the previously announced proposed business combination with Holley Intermediate Holdings, Inc. (“Holley”).

Empower Shareholder Vote

The Extraordinary Meeting will take place at 10:00 a.m., Eastern Time, on July 14, 2021 virtually at the following address: https://www.cstproxy.com/empower/sm2021. Empower’s shareholders of record at the close of business on June 7, 2021 are entitled to vote the shares of common stock of Empower owned by them at the Extraordinary Meeting and at any adjournment or postponement thereof. At the Extraordinary Meeting, shareholders will be asked to approve and adopt the business combination, and such other proposals as disclosed in the definitive proxy statement/prospectus included in the Registration Statement.

Empower encourages its shareholders entitled to vote at the Extraordinary Meeting to vote their shares via proxy in advance of the Extraordinary Meeting by following the instructions on the proxy card.

If the business combination is approved by Empower shareholders, Empower anticipates closing the business combination shortly after the Extraordinary Meeting, subject to the satisfaction or waiver (as applicable) of all other closing conditions.

As announced previously, upon the effectiveness of the business combination, Empower will change its name to “Holley” and its common stock and warrants are expected to be traded on the New York Stock Exchange under the new symbol HLLY. At the closing of the business combination, each Empower unit will separate into its components consisting of one share of Empower common stock and one-third of one warrant and, as a result, will no longer trade as a separate security.

About Holley

Holley is a leading designer, marketer, and manufacturer of high-performance products for car and truck enthusiasts. Holley offers the largest portfolio of iconic brands that deliver innovation and inspiration to a large and diverse community of millions of avid automotive enthusiasts who are passionate about the performance and personalization of their classic and modern cars. Holley has disrupted the performance category by putting the enthusiast consumer first, developing innovative new products, and building a robust M&A process that has added meaningful scale and diversity to its platform. For more information on Holley, visit www.holley.com.

About Empower, Ltd.

Empower is a blank check company formed by MidOcean Partners whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Empower’s management team is led by Matt Rubel, its Chief Executive Officer and Executive Chairman of its Board of Directors, and Graham Clempson, Empower’s President. Empower raised $250,000,000 in its initial public offering in October 2020 and is listed on the NYSE under the ticker symbols “EMPW”, “EMPW-UN” and “EMPW-WT”. For more information, visit www.empowermidocean.com.

Forward-Looking Statements

Certain statements in this press release may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and within the meaning of Section 27a of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events or Holley’s or Empower’s future financial or operating performance, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. For example, projections of future sales and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “would,” “will continue,” “will be,” “will likely result,” “estimate,” “anticipate,” “believe,” “predict,” “project,” “strategy,” “future,” “opportunity,” “plan,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Holley and its management and Empower and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination between Holley and Empower; 2) the outcome of any legal proceedings that may be instituted against Holley, Empower, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the shareholders of Empower, to obtain financing to complete the business combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet the NYSE’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Holley as a result of the announcement and consummation of the business combination; 7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Holley or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Holley’s estimates of its financial performance; 12) the impact of the novel coronavirus disease pandemic and its effect on business and financial conditions; and 13) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Forward-Looking Statements; Market, Ranking and Other Industry Data” in Empower’s Registration Statement on Form S-4 filed with the U.S. Securities and Exchange Commission (“SEC”), and other documents of Empower filed, or to be filed, with the SEC. Although Holley and Empower believe the expectations reflected in the forward-looking statements are reasonable, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. There may be additional risks that Holley and Empower presently do not know or that Holley and Empower currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Holley nor Empower undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Additional Information

The proposed transaction will be submitted to shareholders of Empower for their consideration and approval at an extraordinary general meeting of shareholders. In connection with the proposed transaction, Empower has filed a registration statement on Form S-4 (“Registration Statement”), which includes a final proxy statement for the solicitation of the approval of Empower’s shareholders and a final prospectus for the offer and sale of Empower’s securities in connection with the business combination with the U.S. Securities and Exchange Commission (“SEC”). Empower will mail a definitive proxy statement / prospectus and other relevant documents to its shareholders as of the record date established for voting on the proposed transaction. Investors and security holders of Empower are advised to read the definitive proxy statement in connection with Empower’s solicitation of proxies for its extraordinary meeting of shareholders to be held to approve the proposed transaction because the proxy statement / prospectus contains important information about the proposed transaction and the parties to the proposed transaction. Shareholders are also able to obtain copies of the proxy statement / prospectus, without charge at the SEC’s website at www.sec.gov or by directing a request to: Empower Ltd., c/o MidOcean Partners, 245 Park Avenue, 38th Floor, New York, NY 10167.

Participants in the Solicitation

Empower, Holley and their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Empower’s stockholders in connection with the Business Combination. Investors and stockholders may obtain more detailed information regarding the names and interests in the Business Combination of Empower directors and officers, and Holley’s directors and executive officers, in Empower’s filings with the SEC, including the Registration Statement.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Contacts

Media:

Phil Denning / Michael Wolfe

ICR, Inc.

EmpowerPR@icrinc.com

(646) 277-1200

Investor Relations:

Tom Filandro / Nitza McKee

ICR, Inc.

HolleyIR@icrinc.com

(646) 277-1200

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